Exhibit 3.1

ADDENDUM
TO
ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
ACCREDITED MEMBERS HOLDING CORPORATION

    Pursuant to the provisions of the Colorado Business Corporation Act, the following amendments to the Articles of Incorporation of Accredited Members Holding Corporation have been adopted:

1.
Section I of Article II is amended to read as follows:

Section 1:  Number. The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000) Common Shares of one class, with unlimited voting rights, all with a par value of $0.001 per share and Ten Million (10,000,000) Preferred Shares, all with a par value of $0.10 per share, to have such classes and preferences as the Board of Directors may determine from time to time.

2.
Section 8 of Article V is amended to read as follows:

Section 8:  Action of the Shareholders. The vote or consent of a majority of the votes entitled to be cast shall be sufficient to approve any matter requiring shareholder action. Shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take at an action at any meeting at which the requisite number of shares entitled to vote thereon were present and voted may consent, in lieu of a meeting, to such action in writing in accordance with the procedures of the Colorado Business Corporation Act, as then currently in place from time to time.

3.
Section 8 of Article V is amended to read as follows:

Section 9:    Quorum For Voting.  A quorum of Shareholders for any matter to come before any meeting of Shareholders of the Corporation shall consist of shares representing one-third of the votes entitled to be cast on any matter, except where a greater number is specifically required by the provisions of the Colorado Business Corporation Act, as then currently in place from time to time.